Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code 1055)

CHANGE OF REGISTERED ADDRESS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces that the Company has received the new business licence from Guangdong Province Administration for Industry and Commerce, and the registered address of the Company has been changed to Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Luogang District, Guangzhou, Guangdong Province with effect from 21 July 2016, being the date of the new business license.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 July 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.